TICKET TO SEE INC.
               2620 Regatta Drive, Suite 102, Las Vegas, NV 89128
                            Telephone 1-888-970-9463
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                                                                 August 20, 2013

Via EDGAR

Mr. Justin Dobbie
Division of Corporation Finance
U.S. Securities and Exchange
Commission Washington, D.C. 20549

Re: Ticket To See Inc.
    Amendment No. 4 to Registration Statement on Form S-1
    Filed August 6, 2013
    File No. 333-187049

Dear Mr. Dobbie:

The company has updated the financials in the Registration Statement to include financials for the period ended June 30, 2013 as requested.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company acknowledges:

     * should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in telephone conversations. However, we will provide further information upon request.

Sincerely,


/s/ Aidan Buckley
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Aidan Buckley
President & Director